UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CRANE CO.
(Exact name of registrant as specified in its charter)

Delaware	1-1657	13-1952290
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
100 First Stamford Place, Stamford, CT
(Address of principal executive offices)

Registrant’s telephone number, including area code: 203-363-7300

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosures:

The Conflict Minerals Report for the calendar year ended December 31, 2015 is included as Exhibit 1.01 and may be found on our website at:

http://www.craneco.com/conflict_minerals/2015

Item 1.02    EXHIBIT

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - EXHIBITS

Item 2.01    EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 25, 2016

CRANE CO.
(Registrant)

By: /s/ Curtis A. Baron Jr.
Curtis A. Baron Jr. Vice President, Controller